Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Continues to Intersect High Grade Silver-Gold Mineralization in Terronera Vein at San Sebastián Project, Jalisco, Mexico

Vancouver, Canada – August 27, 2014 - Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that exploration drilling at the San Sebastián project in Jalisco State, Mexico continues to intersect high grade, silver-gold mineralization in the Terronera vein system.  The main mineralized zone now extends over 1,400 metres (m) in length, still wide open along strike and to some extent down dip.

Drilling highlights to date this year from the Terronera vein include 126 grams per tonne (gpt) silver and 4.02 gpt gold (367 gpt silver equivalent (AgEq)) over 12.76 m true width, or 10.7 ounces per ton (opT) AgEq over 41.9 feet (ft), in hole TR23-1, including 213 gpt silver and 12.25 gpt gold (948 gpt AgEq) over 0.90 m true width, or 27.6 opT AgEq over 3.0 ft.  Silver equivalents are calculated at a ratio of 60: 1 silver: gold.  Positive drill results for the year to date are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR4S-1	Terronera	198.25	1.93	0.14	432.1	441
	Including	201.40	0.08	2.86	9,720.0	9,892
TR17-2	Terronera	139.35	6.62	0.59	434.8	470
	Including	139.35	0.61	2.15	3,620.0	3,749
TR17-3	Terronera	222.20	5.58	3.60	139.9	356
	Including	231.20	0.51	10.50	167.0	797
TR18-2	Terronera	240.75	4.09	5.47	96.6	425
	Including	246.40	0.33	18.55	197.0	1,310
TR20-1	Hw Terronera	115.90	9.69	3.02	75.5	256
	Including	126.25	0.57	12.35	229.0	970
	Terronera	182.20	5.08	3.58	77.2	292
	Including	184.25	0.80	8.01	121.0	602
TR20-2	Hw Terronera	155.65	2.64	2.94	60.9	237
	Including	155.65	0.90	3.56	80.0	294
	Terronera	207.80	3.03	8.48	271.0	780
	Including	207.80	0.90	15.20	222.0	1,134
TR20-3	Hw Terronera	188.30	1.93	1.89	74.3	188
	Including	189.75	0.51	2.91	106.0	281
	Terronera	Old Working
TR20-4	Hw Terronera	86.10	2.16	1.68	519.0	620
	Including	86.10	1.41	2.00	767.0	887
TR21-1	Hw Terronera	57.65	7.46	4.22	99.0	352
	Including	62.50	0.94	11.60	263.0	959
	Terronera	Old Working
TR22-2	Hw Terronera	43.45	6.93	3.67	82.9	303
	Including	45.75	2.16	6.38	115.0	498
	Terronera	72.15	6.09	3.26	78.9	274
	Including	79.30	0.61	14.30	322.0	1180
TR23-1	Terronera	77.85	12.76	4.02	125.8	367
	Including	91.00	0.90	12.25	213.0	948

The Terronera vein is a large structure up to 16 m wide that has been traced on surface for more than 2.8 kilometres.  In the mineralized zone, it often forms two parallel splays, the main vein and the hanging-wall vein.  Only the main vein is shown in the longitudinal section.

Drill holes TR4S-1 and TR23-1 are 100 m step-out holes that clearly show the mineralized zone is open to the southeast and northwest.  Drill holes TR4S-1, TR17-2 and TR22-2 returned low core recoveries due to broken ground, and holes TR20-3 and TR21-1 bottomed in old mine workings where high grade ore was previously mined.

Luis Castro, Vice President of Exploration, commented, “We are encouraged by the strong continuity, robust thicknesses and high grades of the mineralization intersected by these drill holes. Endeavour currently has three drill rigs working at San Sebastián to expand and delineate the mineralized zone in advance of a new resource estimate and preliminary economic assessment expected in the fourth quarter.

“Last year, we completed our environmental baseline study and filed our mine development permit application.  Our goal for 2014 is to complete enough work to consider a mine development decision by year-end.  Management is of the view that San Sebastián has the potential to become a high grade, underground silver-gold mine similar to the Company’s Bolañitos mine in Guanajuato, Mexico.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour – Endeavour Silver is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, the Company has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate our goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014, the timing and results of exploration drill programs and expectations of increased resource/reserve estimates. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, drilling results to achieve increases in resource/reserve estimates, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.